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Definitions of key terms

--------------------------------------------------------------------------------

ANNUAL ROLL-UP RATE -- The "Annual Roll-up rate" is the rate used to calculate the Annual withdrawal amount. It is also used to calculate amounts credited to your GIB benefit base and Roll-up to age 85 benefit base (for contracts with the "Greater of" guaranteed minimum death benefit).

ANNUAL WITHDRAWAL AMOUNT -- The "Annual withdrawal amount" is the amount that can be withdrawn from your contract without reducing your GIB benefit base and Roll-up to age 85 benefit base. It is equal to the Annual Roll-up rate in effect at the time, multiplied by the GIB benefit base as of the most recent contract date anniversary.

ANNUITANT -- The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract's owner. Where the owner of the contract is a non-natural, the annuitant is the measuring life for determining benefits under the contract.

AUTOMATIC INVESTMENT PROGRAM ("AIP") -- The "Automatic investment program" allows you to make on-going contributions to your contract through electronic fund transfers from your financial institution.

BUSINESS DAY -- Our "business day" is generally and day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

CASH VALUE -- At any time before annuity payments begin, your contract's "cash value" is equal to the Total account value.

CONTRACT DATE -- The "contract date" is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

CONTRACT DATE ANNIVERSARY -- The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1st, your contract date anniversary is April 30th.

CONTRACT YEAR -- The "contract year" is the 12-month period beginning on your contract date and each 12-month period after that date.

CUSTOMIZED PAYMENT PLAN -- For contracts with GIB, our "Customized payment plan" allows you to request amounts up to your Annual withdrawal amount as scheduled payments to you through one of five customized options.

CUSTOM SELECTION RULES -- The "Custom Selection Rules" are rules for the allocation of contributions and for transfers to, and transfers among, the Protection with Investment Performance account. These rules require that allocations be made according to certain categories and investment option limits.

DEFERRAL BONUS ROLL-UP RATE -- The "Deferral bonus Roll-up rate" is used to calculate amounts credited to your GIB benefit base and the Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit).

EXCESS WITHDRAWAL -- For contracts with the GIB, an "Excess withdrawal" is a withdrawal in excess of your Annual withdrawal amount.

FREE LOOK -- If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. This is your "Free look" right under the contract.

GIB BENEFIT BASE -- The GIB benefit base is an amount used to determine your Annual withdrawal amount and your Lifetime GIB payments. Your GIB benefit base is created and increased by allocations and transfers to your Protection with Investment Performance account. The GIB benefit base is not an account value or cash value. The GIB benefit base is also used to calculate the charge for the GIB.

GENERAL DOLLAR COST AVERAGING -- Our "General dollar cost averaging program" is a program that allows for the systematic transfers of amounts in the EQ/Money Market variable investment option to the Investment Performance variable investment options.

"GREATER OF" DEATH BENEFIT -- The "Greater of" death benefit is an optional guaranteed minimum death benefit in connection with your Protection with Investment Performance account value only. The death benefit is calculated using the greater of two benefit bases -- the greater of the Roll-up to age 85 benefit base and the Highest Anniversary Value benefit base. There is an additional charge for the "Greater of" death benefit under the contract.

GUARANTEED INCOME BENEFIT ("GIB") -- The GIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or "Lifetime GIB payments". The GIB also allows you to take certain withdrawals prior to the beginning of your Lifetime GIB payments that do not reduce your GIB benefit base (your "Annual withdrawal amount"). There is an additional charge for the GIB under the contract.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT -- The "Highest Anniversary Value death benefit" is an optional guaranteed minimum death benefit in connection with your Protection with Investment Performance account value only. The death benefit is calculated using the value of your Protection with Investment Performance account on your highest contract date anniversary. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

INVESTMENT PERFORMANCE ACCOUNT VALUE -- The "Investment Performance account value" is the total value in: (i) the Investment Performance variable investment options, (ii) the Guaranteed interest option, and (iii) amounts in the account for special dollar cost averaging designated for the Investment Performance variable investment options.

INVESTMENT SIMPLIFIER -- Our "Investment simplifier" allows for systematic transfers of amounts in the Guaranteed interest option to the


                                                     Definitions of key terms  5
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SPECIAL MONEY MARKET DOLLAR COST AVERAGING


Under the special money market dollar cost averaging program, you may dollar cost average from the account for special money market dollar cost averaging, which is part of the EQ/Money Market variable investment option. We will transfer amounts from the account for special money market dollar cost averaging into the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and the guaranteed interest option over an available time period that you select. One of the primary benefits of the special money market dollar cost averaging program is that amounts in the program designated for the Protection with Investment Performance variable investment options count toward your Guaranteed benefits on the business day you establish the program.


                            ----------------------

Under the special money market dollar cost averaging program, each of the following applies:

o Initial contributions to the program must be at least $2,000; subsequent contributions to an existing program must be at least $250;

o Contributions into the program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a program;

o We offer time periods of 3, 6 or 12 months. We may also offer other time periods;

o Contributions to the program may be designated for the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and/or the guaranteed interest option, subject to the following:

   -- If you want to take advantage of our special money market dollar cost, averaging program, 100% of your contribution must be allocated to the account for special money market dollar cost averaging. In other words, your contribution cannot be split between the account for special money market dollar cost averaging and any other investment options available under the contract. The instructions for the program must match your current allocation instructions;

   -- If you want to dollar cost average into the guaranteed interest option, up to 25% of your special money market dollar cost averaging program may be designated for the guaranteed interest option, even if such a transfer would result in more than 25% of your Total account value being allocated to the guaranteed interest option. See "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus;

o Your Guaranteed benefit base(s) will be increased to reflect any contribution to the account for special money market dollar cost averaging that you have instructed us to transfer to the Protection with Investment
   Performance variable investment options. The Annual Roll-up rate (or
   Deferral bonus Roll-up rate, if applicable) in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Protection with Investment Performance variable investment options;

o IF WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS AND TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, AND YOUR SPECIAL MONEY MARKET DOLLAR COST AVERAGING PROGRAM HAS TRANSFERS SCHEDULED TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, THE PROGRAM WILL CONTINUE FOR ITS DURATION. HOWEVER, SUBSEQUENT CONTRIBUTIONS TO ANY PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS UNDER THE SPECIAL MONEY MARKET DOLLAR COST AVERAGING PROGRAM WILL NOT BE PERMITTED;

o IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS.

o We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. If a special money market dollar cost averaging program is selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the special money market dollar cost averaging program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the variable investment options. If you request to transfer any other amounts from your special money market dollar cost averaging program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the special money market dollar cost averaging program that we have on file for you;

o Except for withdrawals made under our Automatic RMD withdrawal service or for the assessment of contract charges, any unscheduled partial withdrawal from your account for special money market dollar cost averaging will terminate your special money market dollar cost averaging program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your special money market dollar cost averaging program allocation instructions. Any withdrawal which results in a reduction in the special money market dollar cost averaging program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases as described


38  Contract features and benefits
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The "reset" value on every third contract date anniversary from the contract date up to your 95th birthday. (The GIB benefit base reset is described below.)

--------------------------------------------------------------------------------
The Deferral bonus Roll-up amount and the Annual Roll-up amounts are amounts credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your GIB benefit base from the preceding contract date anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. The calculation of both the Deferral bonus Roll-up amount and the Annual Roll-up amount are discussed later in this section.
--------------------------------------------------------------------------------


Beginning in the second contract year after you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your GIB benefit base. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the GIB benefit base at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your GIB benefit base until the end of the contract year. WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL REDUCE YOUR GIB BENEFIT BASE ON A PRO-RATA BASIS. SEE "ANNUAL WITHDRAWAL AMOUNT" LATER IN THIS SECTION.


Every three contract years from your contract date up to your 95th birthday, your GIB benefit base will automatically reset to equal your Protection with Investment Performance account value if your Protection with Investment Performance account value is greater than the calculation described above. The GIB benefit base reset is described in more detail below.

                        ------------------------------

Only amounts you allocate to the Protection with Investment Performance variable investment options and amounts in the account for special money market dollar cost averaging designated for the Protection with Investment Performance variable investment options will fund your GIB. These amounts will be included in your GIB benefit base and will become part of your Protection with Investment Performance account value. See "Allocating your contributions" earlier in this section for more information.

For example:

You purchase a Retirement Cornerstone(SM) -- Series ADV contract with an initial contribution of $100,000 and allocate $60,000 to the Protection with Investment Performance variable investment options and $40,000 to the Investment Performance variable investment options. Your initial GIB benefit base will be $60,000.

Provided you did not opt out of the GIB, you can fund your GIB benefit by allocating money to the Protection with Investment Performance variable investment options (either directly or through a special money market dollar cost averaging program) immediately or at some later date. Allocations to the Protection with Investment Performance variable investment options also fund your Guaranteed minimum death benefit. Please note that all allocations to your Protection with Investment Performance account must comply with our Custom Selection Rules. See "Allocating your contributions" earlier in this section.

Your "Deferral bonus Roll-up amount" and "Annual Roll-up amount" are described below. Your GIB benefit base stops "rolling up" on the contract date anniversary following the owner's (or older joint owner's, if applicable) 95th birthday. If the annuitant is older than the owner, the contract maturity date (the point at which Lifetime GIB payments must begin and Roll-ups will end) will precede the owner's 95th birthday.

For contracts with non-natural owners, the GIB benefit base will be based on the annuitant's (or older joint annuitant's) age.

The amount of the deduction for an "Excess withdrawal" and the deduction for the Annual withdrawal amount are described under "How withdrawals affect your Guaranteed benefits later in this section.

As discussed earlier in this section, your GIB benefit base is not an account value or cash value. As a result, the GIB benefit base cannot be split or divided in any proportion in connection with a divorce. See "How divorce may affect your Guaranteed benefits" in "More information."

Please see Appendix II later in this Prospectus for an example of how the GIB benefit base is calculated.

You do not have an Annual withdrawal amount in the first contract year in which you fund your Protection with Investment Performance account. A withdrawal from your Protection with Investment Performance account in the first contract year in which you fund the Protection with Investment Performance account will reduce your GIB benefit base on a pro-rata basis. Beginning in the second contract year after you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base. Withdrawals in excess of your Annual withdrawal amount will reduce your GIB benefit base on a pro-rata basis. See "Annual withdrawal amount" later in this section.

ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your GIB benefit base for the contract year in which the first withdrawal is made from your Protection with Investment Performance account and all subsequent contract years. A different Roll-up rate is used to calculate amounts credited to your GIB benefit base in the contract years prior to the first withdrawal from your Protection with Investment Performance account -- it is called the "Deferral bonus Roll-up rate". The Deferral bonus Roll-up rate is described below.

The Annual Roll-up rate is variable and is tied to the Ten-Year Treasuries Formula Rate described below, but will never be less than 4% or greater than 8% in all contract years. The Annual Roll-up rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare an Annual Roll-up rate that is greater than 8%.

     o TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported


                                              Contract features and benefits  41
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age 85 benefit base at the end of the year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up to age 85 benefit base until the end of the contract year. WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL REDUCE YOUR ROLL-UP TO AGE 85 BENEFIT BASE ON A PRO-RATA BASIS. SEE "ANNUAL WITHDRAWAL AMOUNT AND YOUR ROLL-UP TO AGE 85
BENEFIT BASE" LATER IN THIS SECTION.

Every three years from your contract date up to your 85th birthday, your Roll-up to age 85 benefit base will automatically reset to equal your Protection with Investment Performance account value if your Protection with Investment Performance account value is greater than the calculation described above. The Roll-up to age 85 benefit base reset is described in more detail below.


For more information, see "Annual Roll-up amount and Annual Roll-up to age 85 benefit base adjustment" later in this Prospectus.

                    --------------------------------------


ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base for the contract year in which the first withdrawal is made from your Protection with Investment Performance account and all subsequent years. THE ANNUAL ROLL-UP RATE USED FOR THE ROLL-UP TO AGE 85 COMPONENT OF THE "GREATER OF" DEATH BENEFIT IS ALWAYS THE SAME AS THE ANNUAL ROLL-UP RATE UNDER YOUR GIB. This rate is calculated using the Ten-Year Treasuries Rate Formula. See "Annual Roll-up Rate" under "Guaranteed income benefit" in Contract features and benefits for more information regarding this formula.

A different Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base in the contract years prior to the first withdrawal from your Protection with Investment Performance account -- the Deferral bonus Roll-up rate, described below.


DEFERRAL BONUS ROLL-UP RATE

The Deferral bonus Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base until a withdrawal is made from your Protection with Investment Performance account.

Beginning in the first contract year in which you fund your Protection with Investment Performance account, the Roll-up amount credited to your Roll-up to age 85 benefit base at the end of the contract year (the "Deferral bonus Roll-up amount") will be calculated using the Deferral bonus Roll-up rate. Once you take a withdrawal from your Protection with Investment Performance account, the Deferral bonus Roll-up rate will not be applied at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. THE DEFERRAL BONUS ROLL-UP RATE USED FOR THE ROLL-UP TO AGE 85 COMPONENT OF THE "GREATER OF" DEATH BENEFIT IS ALWAYS THE SAME AS THE DEFERRAL BONUS ROLL-UP RATE UNDER YOUR GIB. This rate is calculated using the Deferral bonus Ten-Year Treasuries Rate Formula. See "Deferral bonus Roll-up Rate" under "Guaranteed income benefit" in "Contract features and benefits" for more information regarding this formula.

The Deferral bonus Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protection with Investment Performance account until later contract years while potentially building greater Guaranteed benefit bases.

NEW BUSINESS RATES. The new business Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the new business rates we set for the GIB. See "New business rates" under Guaranteed income benefit in "Contract features and benefits" for more information.

75 DAY RATE LOCK-IN. When you select the "Greater of" death benefit with the GIB, the 75 day rate lock in applies to both the Annual Roll-up rate and Deferral bonus Roll-up under both Guaranteed benefits. For more information, including an example of how the 75 day rate lock-in works, see "Guaranteed income benefit" in "Contract features and benefits."

RENEWAL RATES. The renewal Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the renewal rates we set for the GIB. For more information, see "Renewal rates" under "Guaranteed income benefit" in Contract features and benefits.

NOTIFICATION OF RENEWAL RATES. If you have the "Greater of" death benefit at issue, your contract will indicate the Annual Roll-up rate and Deferral bonus Roll-up rate for your first contract year. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund your "Greater of" death benefit (and your GIB) after issue, you can contact a Customer Service Representative to find out the current Annual Roll-up rate and if applicable, Deferral bonus Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates as well as the previous year's Annual Roll-up rate and Deferral bonus Roll-up rate for your contract. The information can also be found online, through your Online Access Account.


ANNUAL ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE ADJUSTMENT

The Annual Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. The Annual Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base.

Your Annual Roll-up amount is calculated as follows:

o Your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

o The Annual Roll-up rate that was in effect on the first day of the contract year; plus

o A pro-rated Roll-up amount for any transfer or contribution to the Protection with Investment Performance variable investment options, either directly or through the special money market dollar cost averaging program, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; plus


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o  A pro-rated Roll-up amount for any contribution amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; less

o Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount.

Withdrawals in excess of the Annual withdrawal amount may have a harmful effect on your Roll-up to age 85 benefit base and "Greater of" death benefit. A withdrawal in excess of your Annual withdrawal amount will always reduce your Roll-up to age 85 benefit base on a pro-rata basis. When the annuitant reaches age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount. For more information, see "How withdrawals affect your Guaranteed benefits" later in this section.


DEFERRAL BONUS ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE
ADJUSTMENT

The Deferral bonus Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary provided you have not taken a withdrawal from your Protection with Investment Performance account. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the applicable Deferral bonus Roll-up rate under your contract, and contributions and transfers to the Protection with Investment Performance account during the contract year. The Deferral bonus Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base.

Your Deferral bonus Roll-up amount is calculated as follows:

o your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

o the Deferral bonus Roll-up rate that was in effect on the first day of the contract year; plus

o a pro-rated Deferral bonus Roll-up amount for any transfer or contribution to the Protection with Investment Performance variable investment options, either directly or through the special money market dollar cost averaging program, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; plus


o a pro-rated Deferral bonus Roll-up amount for any contribution amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution.



ROLL-UP TO AGE 85 BENEFIT BASE RESET

This section describes how the Roll-up to age 85 benefit base reset works in connection with the calculation of your "Greater of" death benefit.

Your Roll-up to age 85 benefit base will automatically "reset" to equal the Protection with Investment Performance account value, if higher, every three contract years from your contract date, up to the contract date anniversary following your 85th birthday. If you choose to fund your Protection with Investment Performance account after issue, the eligibility for resets every three years is still based on the contract date and not the date that you first funded the Protection with Investment Performance account.

If a reset is not applicable on any eligible contract date anniversary, the Roll-up to age 85 benefit base will not be eligible to be reset again until the next eligible contract date anniversary. For example, even if the Roll-up to age 85 benefit base did not reset on the third contract date anniversary, it will not be eligible again for a reset until the sixth contract date anniversary. For jointly-owned contracts, eligibility to reset the Roll-up to age 85 benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

--------------------------------------------------------------------------------
Whether you fund your "Greater of" death benefit at contract issue or some later date, the contract date anniversaries on which your Roll-up to age 85 benefit base is eligible for a reset are the same.
--------------------------------------------------------------------------------

WE RESERVE THE RIGHT TO INCREASE THE FEE FOR THE "GREATER OF" DEATH BENEFIT IF THE ROLL-UP TO AGE 85 BENEFIT BASE RESETS. Please see the "Fee table" earlier in this Prospectus and "Charges and expenses" later in this Prospectus for more information about the charge. Your Roll-up to age 85 benefit base will reset automatically unless you opt out. We will notify you at least 45 days prior to your contract date anniversary if your Roll-up to age 85 benefit base is eligible for a reset and if a fee increase for the "Greater of" death benefit has been declared. If you do not want your fee to increase, you must notify us in writing at least 30 days prior to the contract date anniversary on which your Roll-up to age 85 benefit base could reset that you want to opt out of the reset. You can send us a written request to opt back in to automatic resets at a later date. The current fee for the "Greater of" death benefit will apply upon the next reset. Your Roll-up to age 85 benefit base would be eligible for resets based on the same schedule: every three contract years from the contract date.

If we do not increase the charge for the "Greater of" death benefit when the Roll-up to age 85 benefit base resets, the total dollar amount charged on future contract date anniversaries may still increase as a result of the reset since the charges may be applied to a higher "Greater of" death benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus for more information.



ANNUAL WITHDRAWAL AMOUNT AND YOUR ROLL-UP TO AGE 85 BENEFIT BASE

If you have the "Greater of" death benefit and the GIB, both your Roll-up to age 85 benefit base and GIB benefit base are calculated the same way until age
85. Therefore, your Roll-up to age 85 benefit base and GIB benefit base are equal until age 85. On the contract date anniversary following the owner's (or older joint owner, if applicable) 85th birthday, your Roll-up to age 85 benefit base will (i) no longer roll up; (ii) no longer be eligible for resets; and
(iii) be reduced dollar-for--



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dollar by withdrawals up to your Annual withdrawal amount. In contrast, the roll ups and resets for the GIB benefit base calculation remain until age 95. Therefore, after age 85, your Roll-up to age 85 benefit base and your GIB benefit base may differ.

WITHDRAWALS UP TO YOUR ANNUAL WITHDRAWAL AMOUNT AFFECT YOUR ROLL-UP TO AGE 85 BENEFIT BASE THE EXACT SAME WAY AS YOUR GIB BENEFIT BASE. Beginning in the second contract year after you fund your Protection with Investment Performance account, if Lifetime GIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your Roll-up to age 85 benefit base.

IT IS IMPORTANT TO NOTE THAT WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL HAVE A HARMFUL EFFECT ON YOUR ROLL-UP TO AGE 85 BENEFIT BASE AND YOUR "GREATER OF" DEATH BENEFIT. An Excess withdrawal reduces your Roll-up to age 85 benefit base on a pro-rata basis. A withdrawal from your Protection with Investment Performance account in the first contract year in which the Protection with Investment Performance account is funded is treated just like an Excess withdrawal. A withdrawal that causes your Protection with Investment Performance account value to go to zero will terminate your "Greater of" death benefit.

The reduction of your Roll-up to age 85 benefit base on a pro-rata basis means that we calculate the percentage of your current Protection with Investment Performance account value that is being withdrawn and we reduce your current Roll-up to age 85 benefit base by the same percentage. A pro-rata withdrawal will have a significant adverse effect on your Roll-up to age 85 benefit base in cases where the Protection with Investment Performance account value is less than the Roll-up to age 85 benefit base. For an example of how pro-rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section.


--------------------------------------------------------------------------------
If you have both the GIB and the "Greater of" death benefit, the GIB benefit base and the Roll-up to age 85 death benefit base are equal until age 85. Beginning on the contract date anniversary following age 85, your Roll-up to age 85 benefit base that is part of your "Greater of" Guaranteed minimum death benefit, will (i) no longer roll up; (ii) no longer be eligible for resets; and be reduced dollar-for dollar by withdrawals up to your Annual withdrawal amount.
--------------------------------------------------------------------------------

For contracts with non-natural owners, the Roll-up to age 85 benefit base will be based on the annuitant's (or older joint annuitant's) age.

Please see Appendix II later in this Prospectus for an example of how the Roll-up to age 85 benefit base that is part of the "Greater of" guaranteed minimum death benefit is calculated.

                    --------------------------------------

If you change ownership of the contract, generally the Guaranteed minimum death benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.

The Guaranteed minimum death benefits are subject to state availability and your age at contract issue. For a state-by-state description of all material variations of this contract, see Appendix IV later in this Prospectus.

For contracts with non-natural owners, the available death benefits are based on the annuitant's age.

Please see both "Effect of your account values falling to zero" in "Determining your contract's value" and "How withdrawals affect your Guaranteed benefits" later in this section and the section entitled "Charges and expenses" later in this Prospectus for more information on these Guaranteed benefits.

See Appendix II later in this Prospectus for examples of how the benefit bases for the Guaranteed minimum death benefits work.


HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFITS

In general, withdrawals from your Protection with Investment Performance account will reduce your Guaranteed benefit bases on a pro-rata basis. Reduction on a pro-rata basis means that we calculate the percentage of your current Protection with Investment Performance account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage.

For example, if your Protection with Investment Performance account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protection with Investment Performance account value. If your Guaranteed benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $24,000 ($40,000 - $16,000). If your Protection with Investment Performance account value is greater than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will be less than the withdrawal.

A pro-rata deduction means that if you take a withdrawal that reduces your Guaranteed benefit bases on a pro-rata basis and your Protection with Investment Performance account value is less than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will exceed the amount of the withdrawal.

Withdrawals from your Protection with Investment Performance account always reduce your Highest Anniversary Value benefit base and Return of Principal benefit base on a pro-rata basis, as described above.

Withdrawals affect your GIB benefit base and Roll-up to age 85 benefit base, as follows:

o A withdrawal from your Protection with Investment Performance account in the first contract year will reduce your GIB benefit base and Roll-up to age
   85 benefit base on a pro-rata basis.

o Beginning in the second contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base.

o Beginning in the second contract year and until the contract date anniversary after age 85, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base.

o Beginning on the contract date anniversary after age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount.

52  Contract features and benefits
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Appendix VI: Examples of how withdrawals affect your Guaranteed benefit bases

--------------------------------------------------------------------------------

EXAMPLE #1

As described below, this example assumes the Protection with Investment Performance account value is less than the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, no transfers, the GIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

                                                               Assumed
                                                               DEFERRAL
                        PROTECTION WITH                         BONUS
                           INVESTMENT                       ROLL-UP RATE/
  END OF     ASSUMED      PERFORMANCE                           ANNUAL
 CONTRACT      NET          ACCOUNT                            ROLL-UP
   YEAR       RETURN         VALUE           WITHDRAWAL          RATE
---------- ----------- ----------------- ----------------- ---------------
  0                         $100,000
  1          3.0%           $103,000         $      0      4.0%
  2          4.0%           $107,120         $      0      4.0%
  3          6.0%           $113,547         $      0      4.0%
  4          6.0%           $120,360         $      0      4.0%
  5          7.0%           $128,785         $      0      4.0%

Alternative #1: Owner withdraws the Annual withdrawal amount, which equals
$4,913
--------------------------------------------------------------------------
Year 6      (5.0)%          $122,346         $  4,913      4.0%

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:             $  4,913(7)

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
------------------------------------------------------------------------
Year 6      (5.0)%          $122,346         $  7,000      4.0%

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:             $  4,829(11)


               GUARANTEED
                 INCOME
                 BENEFIT                         GUARANTEED MINIMUM DEATH BENEFITS
           ------------------- ---------------------------------------------------------------------
                                                      HIGHEST
                                   RETURN OF        ANNIVERSARY         ROLL-UP TO
  END OF           GIB             PRINCIPAL           VALUE              AGE 85        "GREATER OF"
 CONTRACT        BENEFIT            BENEFIT           BENEFIT            BENEFIT          BENEFIT
   YEAR            BASE               BASE              BASE               BASE             BASE
---------- ------------------- ----------------- ----------------- ------------------- -------------
  0            $  100,000(3)      $  100,000(1)     $  100,000(2)      $  100,000(3)   $100,000
  1            $  104,000(3)      $  100,000(1)     $  103,000(2)      $  104,000(3)   $104,000
  2            $  108,160(3)      $  100,000(1)     $  107,120(2)      $  108,160(3)   $108,160
  3            $  113,547(3)      $  100,000(1)     $  113,547(2)      $  113,547(3)   $113,547
  4            $  118,089(3)      $  100,000(1)     $  120,360(2)      $  118,089(3)   $120,360
  5            $  122,813(3)      $  100,000(1)     $  128,785(2)      $  122,813(3)   $128,785

Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $4,913
----------------------------------------------------------------------------------------------------
Year 6         $  122,813(6)      $   95,985(4)     $  123,615(5)      $  122,813(6)   $123,615

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
----------------------------------------------------------------------------------------------------
Year 6         $  120,717(10)     $   94,279(8)     $  121,417(9)      $  120,717(10)  $121,417

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1) The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protection with Investment Performance variable investment options, or $100,000.

(2) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the Protection with Investment Performance account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

     o At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protection with Investment Per-formance account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary.


(3) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE (the "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Deferral bonus Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Protection with Investment Performance account value, if higher than the prior Roll-up benefit bases as of the last contract date anniversary, plus the Deferral bonus Roll-up amount. Beginning in the second contract year after you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit bases.However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit bases at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up benefit bases until the end of the contract year.


For example:

     o At the end of contract year 2, the Roll-up benefit bases are equal to $108,160. This is calculated by taking the Roll-up benefit bases as of the last contract date anniversary $104,000, and multiplying it by the assumed Deferral bonus Roll-up rate of 4%. ($104,000 x 1.04 = $108,160).


                                --------------

Appendix VI: Examples of how withdrawals affect your Guaranteed benefit bases
                                                                             F-1
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EXAMPLE #2

This example assumes the the Protection with Investment Performance account value is greater than the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, no transfers, the GIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

                                                                                              ASSUMED
                                                                                               ANNUAL
                                                             PROTECTION WITH                  DEFERRAL
                                                                INVESTMENT                      BONUS
 END OF                                            ASSUMED     PERFORMANCE                  ROLL-UP RATE/
CONTRACT                                             NET         ACCOUNT                       ROLL-UP
  YEAR                                              RETURN        VALUE        WITHDRAWAL       RATE
-----------------------------------------------------------  ---------------  ------------  -------------
     0                                                             $100,000      $    0          4.0%
     1                                              3.0%           $103,000      $    0          4.0%
     2                                              4.0%           $107,120      $    0          4.0%
     3                                              6.0%           $113,547      $    0          4.0%
     4                                              6.0%           $120,360      $    0          4.0%
     5                                              7.0%           $128,785

Alternative #1: Owner withdraws Annual withdrawal amount, which equals $4,913
-----------------------------------------------------------------------------
Year 6                                              5.0%           $135,224      $4,913          4.0%

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:                                                 $4,913(7)

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
------------------------------------------------------------------------------------------
Year 6                                              5.0%           $135,224      $7,000          4.0%

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:                                                 $4,837(11)



                        GUARANTEED
                          INCOME
                         BENEFIT                        GUARANTEED MINIMUM DEATH BENEFIT
                      --------------   --------------------------------------------------------------------------
                                                                HIGHEST
                                          RETURN OF           ANNIVERSARY         ROLL-UP TO
 END OF                  GIB              PRINCIPAL              VALUE              AGE 85          "GREATER OF"
CONTRACT               BENEFIT             BENEFIT              BENEFIT            BENEFIT             BENEFIT
  YEAR                   BASE                BASE                 BASE               BASE               BASE
----------------  ------------------   ----------------    ----------------- --------------------  --------------
     0                 $  100,000(3)      $  100,000(1)      $  100,000(2)      $  100,000(3)        $  100,000
     1                 $  104,000(3)      $  100,000(1)      $  103,000(2)      $  104,000(3)        $  104,000
     2                 $  108,160(3)      $  100,000(1)      $  107,120(2)      $  108,160(3)        $  108,160
     3                 $  113,547(3)      $  100,000(1)      $  113,547(2)      $  113,547(3)        $  113,547
     4                 $  118,089(3)      $  100,000(1)      $  120,360(2)      $  118,089(3)        $  120,360
     5                 $  122,813(3)      $  100,000(1)      $  128,785(2)      $  122,813(3)        $  128,785

Alternative #1: Owner withdraws Annual withdrawal amount, which equals $4,913
-----------------------------------------------------------------------------
Year 6                 $  122,813(6)      $   96,367(4)      $  124,106(5)      $  122,813(6)        $  124,106

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
-------------------------------------------------------------------------------------------
Year 6                 $  120,916(10)     $   94,823(8)      $  122,118(9)      $  120,916(10)       $  122,118

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1) The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protection with Investment Performance variable investment options, or $100,000.

(2) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the Protection with Investment Performance account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

     o At the end of contract year 4 the Highest Anniversary Value benefit base is $120,360. This is because the Protection with Investment Performance account value ($120,360) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary ($113,547).


(3) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE (the "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Deferral bonus Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Protection with Investment Performance account value, if higher than the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount. Beginning in the second contract year after you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit bases. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit bases at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up benefit bases until the end of the contract year.


For example:

     o At the end of contract year 3, the Roll-up benefit bases are equal to $113,547. This is because the Protection with Investment Performance account value ($113,547) is greater than the Roll-up benefit bases as the last contract date anniversary ($108,160) plus the Deferral bonus Roll-up amount ($4,326).

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual Roll-up rate (4%) x $122,813 (the GIB benefit base)).


Appendix VI: Examples of how withdrawals affect your Guaranteed benefit bases
                                                                             F-3